Exhibit 99.5
EXTENDICARE REAL ESTATE
INVESTMENT TRUST

EXCHANGE AND SUPPORT AGREEMENT

November 1, 2006

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TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS AND INTERPRETATION		2
1.1	DEFINITIONS	2
1.2	HEADINGS FOR REFERENCE ONLY	6
1.3	NUMBER GENDER, ETC.	6
1.4	CURRENCY	6
1.5	DAY NOT A BUSINESS DAY	6
1.6	CALCULATION OF TIME	6
1.7	TIME OF THE ESSENCE	6
1.8	ACTS OF THE FUND, EXTENDICARE TRUST, THE ADMINISTRATOR, EXTENDICARE HOLDING PARTNERSHIP AND GENERAL LIMITATION OF LIABILITY	7
1.9	WITHHOLDING RIGHTS	7
1.10	SCHEDULES	8
ARTICLE 2 EXCHANGE RIGHT		8
2.1	GRANT OF EXCHANGE RIGHT	8
2.2	DEEMED EXCHANGE	8
2.3	EXCHANGE RATIO AND ADJUSTMENT	9
2.4	LIMITATION OF OWNERSHIP BY NON-RESIDENTS	10
2.5	EXCHANGE PROCEDURE	11
2.6	EXCHANGE DATE	12
2.7	WITHDRAWAL OF EXERCISE	12
2.8	EFFECT OF EXERCISE OF THE EXCHANGE RIGHT	12
2.9	COMPLIANCE	13
2.10	EXCHANGE TO FACILITATE TENDER TO A TAKE-OVER BID	13
2.11	TERMINATION OF SPECIAL VOTING UNITS	13
2.12	TIMING OF EXCHANGE	14
ARTICLE 3 COVENANTS OF THE FUND AND EXTENDICARE TRUST		14
3.1	VALIDITY OF FUND UNITS	14
3.2	RESERVATION OF FUND UNITS	14
3.3	RESERVATION OF TRUST UNITS	14
3.4	QUALIFICATION OF FUND UNITS	14
3.5	STOCK EXCHANGE LISTING	15
ARTICLE 4 FUND AND EXTENDICARE TRUST SUCCESSORS		15
4.1	CERTAIN REQUIREMENTS IN RESPECT OF COMBINATIONS, ETC.	15
ARTICLE 5 AMENDMENTS AND SUPPLEMENTAL AGREEMENTS		16
5.1	AMENDMENTS, MODIFICATIONS, ETC.	16
5.2	EXECUTION OF SUPPLEMENTAL AGREEMENTS	16
ARTICLE 6 GENERAL		17
6.1	TERM	17
6.2	SEVERABILITY	17
6.3	ENUREMENT	17
6.4	ASSIGNMENT	17
6.5	REMEDIES	17
6.6	FURTHER ASSURANCES	18
6.7	NOTICES TO PARTIES	18
6.8	COUNTERPARTS	19
6.9	GOVERNING LAW; ATTORNMENT	20

EXCHANGE AND SUPPORT AGREEMENT
     THIS EXCHANGE AND SUPPORT AGREEMENT is made as of November 1, 2006.
A M O N G:
EXTENDICARE REAL ESTATE INVESTMENT TRUST,
a trust governed by the laws of the Province of Ontario

(hereinafter referred to as the “Fund”)
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EXTENDICARE TRUST,
a trust governed by the laws of the Province of Ontario

(hereinafter referred to as “Extendicare Trust”)
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EXTENDICARE LIMITED PARTNERSHIP,
a limited partnership existing under the laws of the Province of Ontario

(hereinafter referred to as “Extendicare Holding Partnership”)
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EXTENDICARE HOLDING GENERAL PARTNER INC.,
a corporation existing under the laws of Canada

(hereinafter referred to as “Holding GP”)
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EXTENDICARE INC.,
a corporation existing under the laws of Canada

(hereinafter referred to as the “Administrator”)
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HOLDERS OF CLASS B LIMITED PARTNERSHIP
UNITS OF EXTENDICARE HOLDING PARTNERSHIP FROM TIME TO TIME
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EACH PERSON WHO FROM TIME TO TIME EXECUTES
THIS AGREEMENT OR IS DEEMED TO BE A PARTY HERETO.

RECITALS:
(A)	The limited partnership agreement of Extendicare Holding Partnership (the “Limited Partnership Agreement”) sets forth the rights, privileges, restrictions and conditions attaching to the Exchangeable LP Units;
(B)	The Parties wish to provide holders, of Exchangeable LP Units with the right to exchange such Exchangeable LP Units for Fund Units from time to time;
(C)	The Parties wish to make appropriate provision and establish a procedure whereby the Administrator will take certain actions necessary to ensure that the Fund and Extendicare Trust meet their obligations under this Agreement and the Administrator and/or Holding GP will take certain actions to ensure that Extendicare Holding Partnership meets its obligations under this Agreement and under the Limited Partnership Agreement;
     NOW THEREFORE in consideration of the foregoing and the mutual agreements contained herein (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:
ARTICLE 1
DEFINITIONS AND INTERPRETATION
1.1 Definitions.
     In this Agreement, the following terms shall have the following meanings:
“Administration Agreement” means the administration agreement to be entered into on the Effective Date among the Fund, Extendicare Trust, Holding GP and the Administrator, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof;
“affiliate” has the meaning given to that term in the Securities Act;
“Agreement” means this exchange and support agreement, including all schedules, as the same may be amended, supplemented or modified from time to time in accordance with the terms hereof;
“Applicable Laws” means all applicable provisions of law, domestic or foreign, including, without limitation, Securities Laws and Stock Exchange Rules;
“Applicable Number of Fund Units” means that number of Fund Units equal to the product of: (i) the number of Exchangeable LP Units specified in an Exchange Notice or, in the event of a Deemed Exchange, the number of Exchangeable LP Units held by an Exchangeable LP Unitholder; and (ii) the Exchange Ratio;
“Arrangement” means the arrangement under section 192 of the CBCA involving, among other things, the indirect acquisition of all of the issued and outstanding shares of Extendicare Inc. by the Fund, as more particularly set forth in the Plan of Arrangement;
“associate” has the meaning given to that term in the Securities Act;
“Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday, when banks are generally open for the transaction of business in Toronto, Ontario;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;
“Class A Units” means the Class A limited partnership units of Extendicare Holding Partnership;
“Deemed Exchange” has the meaning given to that term in Section 2.2(a);
“Deemed Exchange Time” has the meaning given to that term in Section 2.2(a);
“Distribution Amount” means the amount, if any, of all declared and unpaid distributions on an Exchangeable LP Unit that have been declared by Extendicare Holding Partnership on such Exchangeable LP Unit and remain unpaid prior to the date of exchange of such Exchangeable LP Unit;
“Effective Date” means the date on which the Arrangement is effective as evidenced by the date shown on the certificate to be issued by the director under the CBCA pursuant to subsection 192(7) of the CBCA;
“Encumbrance” means any mortgage, charge, pledge, hypothecation, security interest, assignment, encumbrance, lien (statutory or otherwise), title retention agreement or arrangement, restrictive covenant or and any other encumbrances of any nature or any other arrangement or condition that in substance secures payment or performance of an obligation;
“Exchange Date” has the meaning given to that term in Section 2.6;
“Exchange Notice” means the notice to be delivered by an Exchangeable LP Unitholder to effect the exchange of Exchangeable LP Units for Fund Units in accordance with the terms of this Agreement, the form of which is attached as Schedule “A” to this Agreement;
“Exchange Ratio” has the meaning given to that term in Section 2.3;
“Exchange Right” has the meaning given to that term in Section 2.1;
“Exchangeable LP Unitholder” means a registered holder of an Exchangeable LP Unit from time to time;
“Exchangeable LP Units” means the Class B limited partnership units of Extendicare Holding Partnership;
“Excluded Person” has the meaning given to that term in the Limited Partnership Agreement;
“Fund Deed of Trust” means the deed of trust dated September 11, 2006 governing the Fund, as amended, supplemented or modified from time to time in accordance with the terms thereof;
“Fund Units” means the trust units of the Fund (other than the Special Voting Units) authorized and issued under the Fund Deed of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“Governmental Authority” shall mean: (i) any nation, province, state, country, city or other jurisdiction; (ii) any federal, provincial, state, local, municipal, foreign or other government; (iii) any governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental power); (iv) any body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, regulatory or taxing authority or power; or (v) any official of the foregoing;

“Market Price” means, in respect of a Fund Unit on any date: (i) an amount equal to the volume weighted average trading price of a Fund Unit on the Principal Market for each of the twenty (20) consecutive trading days prior to that date, with the last of such trading days ending not more than three (3) trading days before that date; or (ii) if the Principal Market does not provide information necessary to compute a volume weighted average trading price, an amount equal to the volume weighted average of the closing prices of a Fund Unit on the Principal Market for each of the twenty (20) consecutive trading days on which there was a closing price ending not more than three (3) trading days before that date; provided that if the Principal Market does not provide a closing price, but only provides the highest and lowest prices of the Fund Units traded on a particular day, the “Market Price” shall be an amount equal to the volume weighted average of the average of the highest and lowest prices for each of the twenty (20) consecutive trading days on which there was a trade ending not more than three (3) trading days before that date; provided, however, that if (a) in the reasonable opinion of the Administrator the public distribution or trading activity of the Fund Units on the Principal Market during that period does not create a market which accurately reflects the fair market value of a Fund Unit, or (b) there is no trading of the Fund Units on the Principal Market for twenty (20) consecutive trading days ending not more than three (3) trading days before the relevant date, then the Market Price will be determined by the Administrator, in good faith and in its sole discretion, and provided further that any opinion or determination by the Administrator will be conclusive and binding. For purposes of this definition, “Principal Market” means the TSX or, if the Fund Units are not then quoted on the TSX, on any other stock exchange or automated quotation system on which the Fund Units are listed or quoted, as the case may be, as may be selected by the Administrator for this purpose;
“Non-Resident” has the meaning given to that term in the Fund Deed of Trust;
“Non-Resident Ownership Limitation” has the meaning given to that term in Section 2.4(b);
“Parties” means the Fund, Extendicare Trust, Extendicare Holding Partnership, Holding GP, Extendicare, holders from time to time of Exchangeable LP Units and each Person who from time to time executes this Agreement or is deemed to be a party hereto, and their respective successors and permitted assigns;
“Person” means any individual, company, corporation, limited partnership, general partnership, firm, joint venture, syndicate, trust, joint stock company, limited liability corporation, association, bank, pension fund, business trust or other organization, whether or not a legal entity, and any government agency or political subdivision thereof or any other form of entity or organization;
“Plan of Arrangement” means the Plan of Arrangement set forth as Exhibit 1 to the Arrangement Agreement;
“Redemption Date” means the earlier of: (i) November 10, 2011; and (ii) the date, if any, established by Holding GP for the redemption by Extendicare Holding Partnership of all but not less than all of the outstanding Exchangeable LP Units pursuant to the Limited Partnership Agreement, provided that Holding GP may not establish a Redemption Date unless at the time it establishes the Redemption Date there are outstanding less than 5% of the number of Exchangeable LP Units that were outstanding on the Effective Date following the completion of the Arrangement;

“Securities Act” means the Securities Act, R.S.O. 1990, c. S-5, as amended from time to time;
“Securities Laws” means, collectively, the Securities Act together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and any other similar legislation in any other province or territory of Canada in which the Fund is or becomes a reporting issuer;
“Special Voting Units” means the special voting units issued by the Fund to the holders of Exchangeable LP Units and which entitle the holders thereof to a number of votes at all meetings of Unitholders or in respect of any written resolution of Unitholders equal to the number of Fund Units into which the Exchangeable LP Units to which such Special Voting Units relate are, directly or indirectly, exchangeable, exercisable or convertible;
“Stock Exchange Rules” means the applicable rules of the TSX or any stock exchange upon which the Fund Units are listed;
“Subsidiary” has the meaning given to that term in the Securities Act;
“Successor” has the meaning given to that term in Section 4.1(a)(i);
“take-over bid” has the meaning given to that term in the Fund Deed of Trust;
“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.) and the Income Tax Regulations applicable with respect thereto, as amended from time to time;
“Trust Deed of Trust” means the deed of trust dated September 11, 2006 governing Extendicare Trust, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof;
“Trust Units” means the trust units of Extendicare Trust authorized and issued under the Trust Deed of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“TSX” means the Toronto Stock Exchange;
“Unitholders” means at any time the holders at that time of one or more Fund Units, as shown on the register of such holders maintained by the Fund; and
“Unit Reorganization” has the meaning given to that term in Section 2.3(b).

1.2 Headings for Reference Only.
     The division of this Agreement into Articles and Sections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an “Article” or “Section” followed by a number and/or a letter refers to the specified Article or Section of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.
1.3 Number Gender, Etc.
     In this Agreement, unless otherwise expressly provided or unless the context otherwise requires, words importing the singular number shall include the plural and vice versa. Words importing the use of any gender shall include the feminine, masculine and neuter genders. Where the word “including” or “includes” is used in this Agreement it means “including without limitation” or “includes without limitation”, respectively. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.
1.4 Currency.
     All dollar amounts referred to in this Agreement are in lawful money of Canada.
1.5 Day Not a Business Day.
     If any date on which any action is required to be taken under this Agreement is not a Business Day, then, unless otherwise specified, such action shall be required to be taken on the next succeeding Business Day.
1.6 Calculation of Time.
     In this Agreement, unless otherwise specified, a period of days will be deemed to begin on the first day after the event that began the period and to end at midnight (Toronto, Ontario time) on the last day of the period, except that if the last day of the period does not fall on a Business Day, the period will terminate at midnight (Toronto, Ontario time) on the next succeeding Business Day.
1.7 Time of the Essence.
     Time shall be of the essence in this Agreement.
1.8	Acts of the Fund, Extendicare Trust, the Administrator, Extendicare Holding Partnership and General Limitation of Liability.
(a)	Where any reference is made herein to an act to be performed by, for or on behalf of the Fund or Extendicare Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, for or on behalf of the Administrator, in its capacity as administrator of the Fund or Extendicare Trust, as the case may be, and where any reference is made herein to an act to be performed by, for or on behalf of the Administrator, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, for or on behalf of the Administrator in its capacity as administrator of the Fund and Extendicare Trust, respectively.

(b)	The Parties acknowledge that the Administrator is entering into this Agreement solely in its capacity as administrator, on behalf of the Fund and Extendicare Trust, respectively, and the obligations of the Fund and/or Extendicare Trust hereunder shall not be personally binding upon the Administrator, the trustees of the Fund or Extendicare Trust, as the case may be, or any registered or beneficial holder of Fund Units or Trust Units or any beneficiary under a plan of which a holder of units acts as trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Fund or Extendicare Trust arising hereunder or the Fund Deed of Trust or the Trust Deed of Trust, respectively, or arising in connection with either of such deeds or from the matters to which such deeds relate, if any, including without limitation claims based on negligence or otherwise tortious behaviour, and recourse shall be limited to, and satisfied only out of, the assets of the Fund or the assets of Extendicare Trust, as the case may be.

(c)	The Parties acknowledge that Extendicare Holding Partnership is a limited partnership formed under the laws of the Province of Ontario, a limited partner of which is liable for any liabilities or losses of the partnership only to the extent of the amount that such limited partner has contributed, or agreed to contribute, to the capital of Extendicare Holding Partnership and such limited partner’s pro rata share of any undistributed income. The Parties further acknowledge that Holding GP is the general partner of Extendicare Holding Partnership authorized and entitled to act on behalf of Extendicare Holding Partnership.
1.9 Withholding Rights.
     The Fund, Extendicare Trust and Extendicare Holding Partnership will be entitled to deduct and withhold from any consideration otherwise payable to Exchangeable LP Unitholders under this Agreement any amounts as the Fund, Extendicare Trust or Extendicare Holding Partnership is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case as amended or superseded, or would be permitted to withhold if an equal amount were remitted to the appropriate taxing authority. To the extent that amounts are so withheld, the withheld amounts will be treated for all purposes as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that the withheld amounts (or equivalent amounts, if applicable) are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Fund, Extendicare Trust and Extendicare Holding Partnership are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Fund, Extendicare Trust or Extendicare Holding Partnership, as the case may be, to enable it to comply with the deduction or withholding requirement (or make such permitted deduction) and the Fund, Extendicare Trust or Extendicare Holding Partnership will notify the holder and remit to the holder any unapplied balance of the net proceeds of such sale.
1.10 Schedules.
     The following schedule attached to this Agreement shall, for all purposes of this Agreement, form an integral part of it:
     Schedule “A” — Form of Exchange Notice
ARTICLE 2
EXCHANGE RIGHT
2.1 Grant of Exchange Right.
     The Fund, together with Extendicare Trust, Extendicare Holding Partnership and Holding GP, hereby grants to each Exchangeable LP Unitholder the right (the “Exchange Right”), exercisable at any time (subject to Section 2.4), to require the Fund, Extendicare Trust, Extendicare Holding Partnership and Holding GP to exchange all or any part of the Exchangeable LP Units held from time to time by such Exchangeable LP Unitholder into Fund Units in accordance with the provisions of this Agreement. The Fund, Extendicare Trust, Extendicare Holding Partnership and Holding GP hereby acknowledge receipt from the Exchangeable LP Unitholders on the date of this Agreement, of good and valuable consideration (and the adequacy of the consideration) for the grant of the Exchange Right hereunder. For greater certainty, the Exchange Right, as it applies to an Exchangeable LP Unit, shall enure to each transferee of an Exchangeable LP Unit in respect of any Exchangeable LP Unit held by such transferee from time to time.
2.2 Deemed Exchange
(a)	Subject to Section 2.4:
(i)	if an Exchangeable LP Unitholder has become an Excluded Person; or

(ii)	on the Redemption Date,

(iii)	the Exchangeable LP Units held by the Exchangeable LP Unitholder who has so become an Excluded Person (in the case of (i)) and the Exchangeable LP Units outstanding on the Redemption Date (in the case of (ii)) shall be deemed to have been exchanged by the Exchangeable LP Unitholder(s) (the “Deemed Exchange”) for the Applicable Number of Fund Units for each such Exchangeable LP Unit (A) immediately prior to the date the Exchangeable LP Unitholder became an Excluded Person (in the case of (i)) and (B) at 6:30 a.m. (Toronto, Ontario time) on the Redemption Date (in the case of (ii)) (respectively, the “Deemed Exchange Time”).

(b)	Absent an agreement to the contrary, the exchange procedures set forth in Section 2.5(b) shall apply to a Deemed Exchange, mutatis mutandis, but, for greater certainty, with retroactive effect to the Deemed Exchange Time.

(c)	Each Exchangeable LP Unitholder acknowledges and agrees that, subject as hereinafter provided, none of the Fund, Extendicare Trust, Extendicare Holding Partnership, Holding GP or the Fund’s registrar and transfer agent shall in any way whatsoever be liable or responsible for any loss or damage suffered by the Exchangeable LP Unitholder, and the Exchangeable LP Unitholder agrees to indemnify the Fund, Extendicare Trust, Extendicare Holding Partnership, Holding GP and the Fund’s registrar and transfer agent against any loss or damage suffered by any of them, in each case by reason only of a Deemed Exchange contemplated by Section 2.2(a). Nothing herein shall be construed, for greater certainty, to release or indemnify the Fund, Extendicare Trust, Extendicare Holding Partnership, Holding GP or the Fund’s registrar and transfer agent from any liability to the Exchangeable LP Unitholder properly arising by reason of the Fund’s Extendicare Trust’s, Extendicare Holding Partnership’s, Holding GP’s or the Fund’s registrar and transfer agent’s failure to perform their respective covenants and obligations and otherwise comply with the provisions of any agreement entered into by them or their affiliates with the Exchangeable LP Unitholder or accruing to the benefit of the Exchangeable LP Unitholder, including this Agreement, the Limited Partnership Agreement, the Fund Deed of Trust and the Trust Deed of Trust.
2.3 Exchange Ratio and Adjustment.
(a)	The number of Fund Units issuable for each Exchangeable LP Unit exchanged pursuant to the exercise of the Exchange Right from time to time is one (1) (the “Exchange Ratio”), subject to adjustment as provided in this Section 2.3.

(b)	If there is a change in the number of Exchangeable LP Units or the number of Fund Units outstanding from time to time as a result of a subdivision, consolidation, reclassification, capital reorganization or similar change in the Exchangeable LP Units or Fund Units (other than a consolidation of Fund Units as contemplated by Section 3.8 of the Fund Deed of Trust or a change in the number of Fund Units as the result of an event described in Section 4.4(b) of the Limited Partnership Agreement to the extent the General Partner causes the same change or an economically equivalent change to be made to the Exchangeable LP Units) (each such event, a “Unit Reorganization”), the Exchange Ratio shall be adjusted by the Fund to be the number of Fund Units that would be received in respect of an Exchangeable LP Unit immediately following the Unit Reorganization if the Exchange Right had been exercised in respect of the Exchangeable LP Unit immediately before the effective date of the Unit Reorganization.

(c)	If at any time while any Exchangeable LP Unit is outstanding there is any reclassification of the Fund Units outstanding, any change of the Fund Units into other units or securities or any other capital reorganization or distribution of the

Fund or any consolidation, amalgamation, arrangement, merger or other form of business combination of the Fund with or into any other entity resulting in a reclassification of the outstanding Fund Units (other than a Unit Reorganization and other than a consolidation of Fund Units as contemplated by Section 3.8 of the Fund Deed of Trust), then the Exchange Right will be adjusted simultaneously in a manner approved by the Administrator, acting reasonably, to ensure that holders of Exchangeable LP Units will be entitled to receive, in lieu of the number of Fund Units to which they otherwise would have been entitled, the kind and number or amount of securities to which they would have been entitled as a result of such event if, on the effective date thereof, they had been the registered holder of the number of Fund Units that they would have received had such Exchangeable LP Unit been exchanged for Fund Units pursuant to the Exchange Right immediately before the effective date of any such event.

(d)	The adjustments provided for in Section 2.3(b) and Section 2.3(c) shall be cumulative.
2.4 Limitation of Ownership by Non-Residents.
(a)	Notwithstanding Section 2.1, the Exchange Right shall only be exercisable at any time if (i) in the opinion of the Administrator (who may consult counsel) the exchange would not jeopardize the Fund’s status as a “mutual fund trust” under the Tax Act, and (ii) the Fund is legally entitled to issue Fund Units in connection with the exercise of the Exchange Right.

(b)	The Parties acknowledge and agree that the exercise of the Exchange Right is subject to the provisions of Section 3.9 of the Fund Deed of Trust, including the limitation that at no time may Non-Residents be the beneficial owners of more than 45% of the Fund Units, on a non-diluted and fully-diluted basis (the “Non-Resident Ownership Limitation”).

(c)	In addition to the deliveries contemplated by Section 2.5 of this Agreement, the Administrator may require declarations from each holder of Exchangeable LP Units as to whether the securities held by such holder are held by or for the benefit of Non-Residents. If the Administrator becomes aware that the Fund may not qualify as a “mutual fund trust” or that such a situation is imminent, the Administrator will give the Fund and each of the Exchangeable LP Unitholders notice thereof and the Fund will not be required to give effect to the Exchange Right until such time as the Administrator, in its sole discretion, has determined that the exercise of such rights would not result in the Fund not qualifying as a “mutual fund trust” or contravention of the limitations referenced above. Any purported exercise of the Exchange Right that is not effected as a result of these limitations may be withdrawn by the Exchangeable LP Unitholder, provided that any such purported exercise(s) that are not so withdrawn will be effected by the Fund, in the order in which they were initially received, as soon as practicable following the time at which the Administrator determines that such purported exercise(s) are permitted as aforesaid. For greater certainty, this Section 2.4 will not prevent or delay the exercise of an Exchange Right that would not result in a breach of the Non-Resident Ownership Limitation.
2.5 Exchange Procedure.
(a)	In order to effect the exchange of Exchangeable LP Units for Fund Units pursuant to this Agreement, an Exchangeable LP Unitholder shall deliver to Holding GP, in its capacity as general partner of Extendicare Holding Partnership, a duly completed and executed Exchange Notice together with certificates representing the Exchangeable LP Units being exchanged, duly endorsed in blank for transfer, whereupon Holding GP will deliver a copy of such Exchange Notice to Extendicare Trust and the Fund.

(b)	Upon the exercise of the Exchange Right in accordance with Section 2.5(a), the exchange shall be effected as follows:
(i)	upon receipt of a copy of an Exchange Notice from Holding GP, Extendicare Trust will forthwith subscribe for the Applicable Number of Fund Units at a subscription amount per Fund Unit equal to the Market Price of a Fund Unit and shall satisfy the subscription amount therefor by issuing to the Fund that number of Trust Units equal to the number of Exchangeable LP Units being exchanged as specified in the Exchange Notice. Upon receipt of such Trust Units, the Fund will forthwith issue and deliver to Extendicare Trust the Applicable Number of Fund Units for the Exchangeable LP Units being exchanged as specified in the Exchange Notice and cancel that number of Special Voting Units in the name of the Exchangeable LP Unitholder who issued the Exchange Notice equal to the number of Exchangeable LP Units being exchanged and revise the Fund’s register of holders of Special Voting Units to reflect such cancellation;

(ii)	Extendicare Trust will immediately deliver or cause to be delivered to Holding GP the Fund Units acquired pursuant to Section 2.5(b)(i), duly endorsed in blank for transfer, and Holding GP will immediately cause to be issued in the name of Extendicare Trust certificates representing such number of Class A Units equal to the number of Exchangeable LP Units being exchanged and will enter Extendicare Trust in Extendicare Holding Partnership’s register of limited partners in respect of the Class A Units being issued to Extendicare Trust;

(iii)	Holding GP will immediately effect the exchange by (A) transferring to the Exchangeable LP Unitholder that number of Fund Units to be received on the exchange, and (B) delivering to the Exchangeable LP Unitholder the cheque of Extendicare Holding Partnership for the Distribution Amount, and (C) causing such exchanged Exchangeable LP Units to be cancelled and by making the corresponding entries to reflect the cancellation of the Exchangeable LP Units; and

(iv)	upon the surrender of certificates representing more Exchangeable LP Units than the number of such securities to be exchanged, Holding GP will forthwith cause to be issued in the name of the holder thereof, without expense to such holder, new certificates representing the Exchangeable LP Units not being exchanged at that time.
2.6 Exchange Date.
     The exchange date specified in any Exchange Notice (the “Exchange Date”) must be a Business Day and must not be less than three (3) Business Days nor more than ten (10) Business Days after the date upon which the Exchange Notice is received by Holding GP. If no such Business Day is specified in the Exchange Notice, the Exchange Date shall be deemed to be the third Business Day after the date on which the Exchange Notice is received by Holding GP.
2.7 Withdrawal of Exercise.
     At any time prior to the applicable Exchange Date, an Exchangeable LP Unitholder who delivers an Exchange Notice to Holding GP will be entitled to withdraw such notice.
2.8 Effect of Exercise of the Exchange Right.
(a)	If the Exchange Right has been exercised, the following will be deemed to have occurred at 6:30 a.m. (Toronto, Ontario time) on the Exchange Date:
(i)	the closing of the exchange contemplated by the Exchange Right will be deemed to have occurred;

(ii)	an Exchangeable LP Unitholder who exercised the Exchange Right will (A) be deemed to have transferred to Extendicare Holding Partnership all of such Exchangeable LP Unitholder’s right, title and interest in and to the Exchangeable LP Units (which Exchangeable LP Units will be cancelled as set out in Section 2.5(b)(iii), (B) cease to be a holder of the Exchangeable LP Units, and (C) not be entitled to exercise any of the rights in respect of the Exchangeable LP Units, other than the right to receive the Applicable Number of Fund Units deliverable hereunder in exchange therefor;

(iii)	in addition to any other Class A Units previously held by Extendicare Trust, Extendicare Trust will be considered and deemed for all purposes to be the holder of a number of Class A Units equal to the number of Exchangeable LP Units comprising the Exchangeable LP Units exchanged pursuant to the Exchange Right;

(iv)	Extendicare Trust will be deemed to have transferred to Extendicare Holding Partnership all of its right, title and interest in and to the Fund Units issued pursuant to Section 2.5(b)(i), will cease to be the holder of such Fund Units and will not be entitled to exercise any of the rights in respect of such Fund Units, other than the right to receive the Class A Units in exchange therefor;

(v)	Extendicare Holding Partnership will be deemed to have delivered the Fund Units issued pursuant to Section 2.5(b)(i) to the Exchangeable LP Unitholder who exercised the Exchange Right in exchange for the Exchangeable LP Units, and the Exchangeable LP Unitholder will be considered and deemed for all purposes to be the beneficial holder of such Fund Units; and

(vi)	the Exchangeable LP Unitholder who exercised the Exchange Right will cease to have any right to be paid any amount in respect of declared and unpaid distributions on the Exchangeable LP Units (other than, for greater certainty, the Distribution Amount payable to such Exchangeable LP Unitholder pursuant to Section 2.5(b)(iii)(B)).
2.9 Compliance.
     Subject to compliance with the Fund Deed of Trust, the Trust Deed of Trust, the Limited Partnership Agreement and Applicable Laws, each of the Parties will execute all documents and take all other actions necessary or desirable to effect the Exchange Right.
2.10 Exchange to Facilitate Tender to a Take-Over Bid.
     An Exchangeable LP Unitholder may, subject to the provisions of this Section and Section 14.11 of the Fund Deed of Trust, conditionally exchange Exchangeable LP Units held by such holder for Fund Units in the event that a take-over bid is made for outstanding Fund Units. Such exchange, if conditional, may only be conditional upon the taking up by the offeror of Fund Units pursuant to the take-over bid. The Parties agree to cooperate in good faith to take such actions to facilitate the exchange of Exchangeable LP Units for Fund Units so that a holder can exercise its right under this Agreement to exchange all or a portion of such Exchangeable LP Units for Fund Units in order to tender to the take-over bid.
     The provisions of Section 14.11 of the Fund Deed of Trust are hereby incorporated into this Agreement and will be binding upon the Parties.
2.11 Termination of Special Voting Units.
     For greater certainty, at the time of any exchange hereunder, the Special Voting Units held by the Exchangeable LP Unitholder will be automatically cancelled by the Fund in proportion to the Exchangeable LP Units being exchanged for no consideration without any action required on the part of the Fund or such holder to effect such cancellation.
2.12 Timing of Exchange.
     Notwithstanding anything in this Agreement to the contrary, no Exchangeable LP Unitholder may exercise any Exchange Rights for a period of 90 days from the Effective Date unless otherwise consented to by the directors of Holding GP.

ARTICLE 3
COVENANTS OF THE FUND AND EXTENDICARE TRUST
3.1 Validity of Fund Units.
     The Fund hereby represents, warrants and covenants in favour of Extendicare Trust, Extendicare Holding Partnership and Exchangeable LP Unitholders that any Fund Units issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable Fund Units and will be free and clear of all Encumbrances.
3.2 Reservation of Fund Units.
     The Fund hereby represents, warrants and covenants in favour of Exchangeable LP Unitholders that the Fund has reserved for issuance and will, at all times while this Agreement is in effect, keep available, free from pre-emptive and other rights granted by the Fund, such number of Fund Units as are issuable pursuant to the Exchange Rights.
3.3 Reservation of Trust Units.
     Extendicare Trust hereby represents, warrants and covenants in favour of Exchangeable LP Unitholders and the Fund that Extendicare Trust has reserved for issuance and will, at all times while this Agreement is in effect, keep available, free from pre-emptive and other rights granted by Extendicare Trust, such number of Trust Units as are issuable in connection with the Exchange Rights.
3.4 Qualification of Fund Units.
     The Fund covenants that if any Fund Units to be issued and delivered pursuant to the Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any Governmental Authority under Applicable Laws or the fulfilment of any other Canadian or provincial legal requirement before such Fund Units may be issued and delivered by the Fund to the initial holder thereof (other than any restrictions of general application on transfers of securities by reason of a holder being a “control person” for purposes of Securities Laws or restrictions arising because of any action or thing deemed undertaken by the holder of the Exchange Right), the Fund, in good faith, will expeditiously take all such reasonable actions and do all such things as are necessary or desirable to cause all Fund Units to be delivered hereunder, to comply with any such requirements; provided, however, that the Fund shall not be required to obtain any such approvals, registrations or qualifications to waive or abridge any “seasoning period” or “restricted period” applicable to its securities pursuant to National Instrument 45-102 of the Canadian securities regulatory authorities. The Fund represents and warrants that it has in good faith taken all actions and done all things as are necessary under Applicable Laws in existence on the date hereof to cause the Fund Units (or other securities into which the Fund Units may be reclassified or changed as contemplated by Section 2.3 hereof) to be issued and delivered hereunder to be freely-tradable thereafter (other than any restrictions ending on or before the date which is four months after the Effective Date and restrictions on transfer by reason of a holder being a “control person” for purposes of Securities Laws).

3.5 Stock Exchange Listing.
     The Fund covenants and agrees that it will make such filings and take such other reasonable steps as may be necessary in order:
(a)  that the Fund Units issuable hereunder will be approved for listing and posted for trading on the TSX or any stock exchange or market on which the Fund Units then trade from the date of issuance thereof; and
(b)  to preserve the listing on the TSX of all outstanding Fund Units, provided that for greater certainty the Fund will not be prohibited from repurchasing and cancelling Fund Units.
ARTICLE 4
FUND AND EXTENDICARE TRUST SUCCESSORS
4.1 Certain Requirements in Respect of Combinations, Etc.
(a)	Subject to Section 4.1(c), neither the Fund nor Extendicare Trust will consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing Person resulting therefrom unless:
(i)	such other Person (the “Successor”), by operation of law, becomes bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Successor of liability for all amounts payable and properly deliverable hereunder and the covenant of such Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of the Fund or Extendicare Trust, as applicable, under this Agreement; and

(ii)	such transaction shall be upon such terms and conditions so as to substantially preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other Parties hereunder or of the Exchangeable LP Unitholders.
(b)	Whenever the conditions of Section 4.1(a) have been duly observed and performed, if required by Section 4.1(a), the Successor and the other Parties hereto will execute and deliver the supplemental agreement provided for herein and thereupon the Successor will possess and from time to time may exercise each and every right and power and will be subject to each and every obligation of the Fund or Extendicare Trust, as applicable, under this Agreement in the name of the Fund or Extendicare Trust, as applicable, or otherwise and any act or proceeding under any provision of this Agreement required to be done or performed by the Fund or Extendicare Trust, as applicable, or any officer of Holding GP or the Administrator, as applicable, may be done and performed with like force and effect by the trustees, directors or officers of such Successor.

(c)	Nothing herein will be construed as preventing the merger or similar transaction of any wholly-owned direct or indirect Subsidiary of the Fund or Extendicare Trust with or into the Fund or Extendicare Trust or the winding-up, liquidation or dissolution of any wholly-owned Subsidiary of the Fund or Extendicare Trust provided that all of the assets of such Subsidiary are transferred to the Fund or another wholly-owned direct or indirect Subsidiary of the Fund.
ARTICLE 5
AMENDMENTS AND SUPPLEMENTAL AGREEMENTS
5.1 Amendments, Modifications, Etc.
     Except as provided in Section 5.2, this Agreement may not be amended or modified, or any provision hereof waived, except by an agreement in writing executed by all the Parties.
5.2 Execution of Supplemental Agreements.
     From time to time the Parties may execute and deliver agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:
(a)	evidencing the succession of any Successors and the covenants of and obligations assumed by each such Successor in accordance with the provisions of Article 4;

(b)	making any additions to, deletion from or alterations of the provisions of this Agreement to incorporate, reflect or comply with Applicable Laws the provisions of which apply to any of the Parties or this Agreement and which, in the opinion of the Fund, will not be prejudicial to the interests of the Exchangeable LP Unitholders or to the Fund; and

(c)	for any other purposes not inconsistent with the provisions of this Agreement, including to make or evidence any amendment to this Agreement as contemplated hereby, provided that, in the opinion of the Fund (which, for this purpose, may rely on the advice of counsel), the interests of the Exchangeable LP Unitholders or the Fund will not be prejudiced thereby.
ARTICLE 6
GENERAL
6.1 Term.
     This Agreement will continue in effect until such time as there are no outstanding Exchangeable LP Units.

6.2 Severability.
     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.
6.3 Enurement.
     This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns. In the case of a transfer of Exchangeable LP Units effected in accordance with the provisions of the Limited Partnership Agreement, the transferee of such Exchangeable LP Units shall be deemed to be an Exchangeable LP Unitholder hereunder.
6.4 Assignment.
     The rights and obligations of the Exchangeable LP Unitholders hereunder shall be automatically assigned to any transferee of Exchangeable LP Units as if it were an original signatory hereto, if the transfer of such Exchangeable LP Units has been effected in accordance with the provisions of the Limited Partnership Agreement. Except for assignment to affiliates, this Agreement may not otherwise be assigned by any of the Parties hereto.
6.5 Remedies.
     Each Party acknowledges that its failure to observe or perform its covenants and agreements herein contained will result in damages to another Party which could not be adequately compensated for by a monetary award and accordingly each Party hereto agrees that in addition to all other remedies available to a party at law or in equity in the event another Party fails to observe or perform its covenants herein, a Party will be entitled as a matter of right to apply to a court of competent jurisdiction for such relief by way of restraining order, injunction, decree of specific performance or otherwise, as may be appropriate to ensure compliance by each Party with this Agreement.
6.6 Further Assurances.
     Each Party shall:
(a)	do and execute all such things and documents as may be necessary or advisable in connection with the implementation of the transactions contemplated by this Agreement;

(b)	use reasonable efforts to take all such actions as may be necessary or desirable in order to obtain any authorizations which may be required in connection with the consummation of the transactions contemplated by this Agreement; and

(c)	with reasonable promptness notify each of the other Parties hereto of the occurrence of any fact or event which may reasonably be expected to hinder or prevent the consummation of the transactions contemplated hereby.
6.7 Notices to Parties.
(a)	All notices and other communications between the Parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the Parties at the following addresses (or at such other address for such party as shall be specified in like notice):
(i)	If to the Fund to:
3000 Steeles Avenue East
Markham, Ontario L3R 9W2
Attention:      Trustees
Facsimile:      (905) 470-4003
(ii)	If to Extendicare Trust to:
3000 Steeles Avenue East
Markham, Ontario L3R 9W2
Attention:      Trustees
Facsimile:      (905) 470-4003
(iii)	If to Extendicare Holding Partnership or Holding GP to:
Extendicare Holding General Partner Inc.
3000 Steeles Avenue East
Markham, Ontario L3R 9W2
Attention:      President
Facsimile:      (905) 470-4003
(iv)	If to Extendicare to:
3000 Steeles Avenue East
Markham, Ontario L3R 9W2
Attention:      President
Facsimile:      (905) 470-4003
(b)	Any and all notices to be given and any documents to be sent to any Exchangeable LP Unitholder may be given or sent to the address of such Exchangeable LP Unitholder shown on the register of the Exchangeable LP Unitholders in any manner permitted by the Limited Partnership Agreement and shall be deemed to be received (if given or sent in such manner) at the time specified in such Limited Partnership Agreement, the provisions of which Limited

Partnership Agreement shall apply, mutatis mutandis, to notices or documents as aforesaid sent to such Exchangeable LP Unitholder.

(c)	Any such communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Toronto, Ontario time) and otherwise on the next Business Day, or (ii) if transmitted by facsimile or similar means of recorded communication on the Business Day following the date of transmission of confirmation of receipt. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such party at its changed address.
6.8 Counterparts.
     This Agreement may be executed in counterparts (including counterparts by facsimile), each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.
6.9 Governing Law; Attornment.
     This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as an Ontario contract. The Parties hereby irrevocably submit and attorn to the jurisdiction of the Courts of the Province of Ontario.
     IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

EXTENDICARE REAL ESTATE INVESTMENT TRUST,
by its Trustee

Per:	(signed) Mel Rhinelander Mel Rhinelander

EXTENDICARE TRUST, by its Trustee

Per:	(signed) H. Michael Burns H. Michael Burns

EXTENDICARE LIMITED PARTNERSHIP, by its
general partner, Extendicare Holding General Partner Inc.

Per:	(signed) Mel Rhinelander Mel Rhinelander
Director

EXTENDICARE HOLDING GENERAL PARTNER INC.

Per:	(signed) Mel Rhinelander Mel Rhinelander
Director

EXTENDICARE INC.

Per:	(signed) Mel Rhinelander Mel Rhinelander
Chief Executive Officer and Director

SCHEDULE “A”
EXCHANGE NOTICE

TO:	Extendicare Real Estate Investment Trust Extendicare Trust Extendicare Holding Limited Partnership Extendicare Holding General Partner Inc. Extendicare Inc.
This notice is given pursuant to Article 2 of the exchange and support agreement (the “Exchange and Support Agreement”) dated November 1, 2006 among Extendicare Real Estate Investment Trust, Extendicare Trust, Extendicare Limited Partnership, Extendicare Holding General Partner Inc., Extendicare Inc., holders from time to time of Class B limited partnership units of Extendicare Holding Partnership and each Person who from time to time executes the Exchange and Support Agreement or is deemed to be a party thereto. All capitalized words and expressions used in this notice that are defined in the Exchange and Support Agreement have the meanings given to such words and expressions in the Exchange and Support Agreement.
     The undersigned hereby notifies Extendicare Holding General Partner Inc. (“Holding GP”) that the undersigned desires to have exchanged the number of Exchangeable LP Units specified below:

No. of Securities
		Represented by	No. of Securities
	Certificate No.	Certificate	to be Exchanged
Exchangeable LP Units to be Exchanged:
The undersigned hereby notifies Holding GP that the Exchange Date shall be:
NOTE: The Exchange Date must be a Business Day and must not be less than three (3) Business Days nor more than ten (10) Business Days after the date upon which this Exchange Notice is received by Holding GP. If no such Business Day is specified above, the Exchange Date shall be deemed to be the third Business Day after the date on which this Exchange Notice is received by Holding GP.
This Exchange Notice is and shall be deemed to be a revocable offer by the undersigned to transfer the Exchangeable LP Units specified above to Extendicare Holding Partnership for cancellation in exchange for Fund Units in accordance with the Exchange and Support Agreement. This Exchange Notice, and this offer to exchange the Exchangeable LP Units, may be revoked and withdrawn by the undersigned only by notice in writing given to Holding GP at any time before 4:30 p.m. (Toronto time) on the Business Day immediately preceding the Exchange Date.

A-2

The undersigned hereby represents and warrants to each of the Fund, Extendicare Trust, Extendicare Holding Partnership and Holding GP that:
1.	as of the Exchange Date the undersigned will have good title to and will own all Exchangeable LP Units specified above in this Exchange Notice that are to be exchanged for Fund Units, free and clear of all Encumbrances;

2.	it is aware that the Fund Units have not been and will not be registered under the United States Securities Act of 1933, as amended (“U.S. Securities Act”) and that the Fund Units may not be offered or sold in the United States without registration under the U.S. Securities Act and applicable state securities laws or in compliance with requirements of an exemption from such registration;

3.	if the undersigned is a “U.S. Person” (as that term is defined in Rule 902(k) of Regulation S promulgated under the U.S. Securities Act, which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or Holding GP organized or incorporated under the laws of the United States), any of: (i) the undersigned is at the date the notice is delivered an “accredited investor” (as that term is defined under Rule 501(a) of Regulation D promulgated under the U.S. Securities Act), (ii) the undersigned is at the date the notice is delivered a sophisticated investor, knowledgeable about the business and affairs of the Fund, Extendicare Trust and Extendicare Holding Partnership and intends to hold the Fund Units for investment purposes or to sell the Fund Units pursuant to Rule l44A promulgated under the U.S. Securities Act, or (iii) the sale of the Fund Units to such undersigned is otherwise exempt from registration under the U.S. Securities Act and all applicable United States state securities laws;

4.	the undersigned will not (i) offer or sell the Fund Units in violation of any applicable federal or state securities laws of the United States; or (ii) resell the Fund Units delivered on exercise of the Exchange Right except in accordance with Applicable Laws; and

5.	the undersigned (select one):

☐ is or ☐ is not
a resident in Canada for purposes of the Tax Act. The undersigned acknowledges that in the absence of an indication that the undersigned is a resident in Canada, withholding on account of Canadian tax may be made from amounts payable to the undersigned on the purchase of the Exchangeable LP Units.

A-3

Date:

Name of Person in Whose Name Fund Units are to be Registered, Issued or Delivered (please print):

Street Address or P.O. Box:

City, Province and Postal Code:

Signature of Exchangeable LP Unitholder:

Signature Guaranteed by:

NOTE:
This Exchange Notice must be completed and this Exchange Notice together with the certificates for the Exchangeable LP Units for which this Exchange Notice is delivered must be deposited with Holding GP. The Fund Units resulting from the exchange of the Exchangeable LP Units will be issued and registered in the name of the undersigned as it appears on the register of Extendicare Holding Partnership and the securities resulting from such purchase will be delivered to the undersigned as indicated above, unless the foregoing is duly completed in respect of such Exchangeable LP Units.
If this Exchange Notice is for less than all of the Exchangeable LP Units represented by the certificates accompanying this Exchange Notice, certificates representing the remaining Exchangeable LP Units represented by such certificates will be issued and registered in the name of the undersigned above as it appears on the register of Extendicare Holding Partnership, unless the foregoing is duly completed in respect of such Exchangeable LP Units.